October 28, 2024

John Lipman
President
Roth CH V Holdings, Inc.
888 San Clemente Drive
Suite 400
Newport Beach, CA 92660

       Re: Roth CH V Holdings, Inc.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed October 23, 2024
           File No. 333-280591
Dear John Lipman:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-4
Any extension of the Completion Window beyond November 30, 2024..., page 55

1. We note your disclosure regarding the consequences of any suspension or delisting of your securities. Please also disclose the impact of any such suspension or delisting on the parties' rights under the Business Combination Agreement and Plan of Reorganization. In that regard, we note the closing condition that the shares of Roth
       CH Acquisition V Co. shall be listed on Nasdaq, or another national securities exchange mutually agreed to by the parties, as of the closing date. In addition, please clarify the references to "November 20" as the date the 36-month window ends. In that regard, we note your disclosure that your securities will be suspended and delisted if you do not complete your business combination by November 30, 2024. October 28, 2024
Page 2

Anti-takeover provisions in our amended and restated articles of incorporation and bylaws..., page 60

2. Please ensure that your disclosure regarding the corporate governance documents of the Combined Company is consistent with such documents. For example, we note your disclosure that the corporate governance documents of the Combined Company
       will include a forum selection clause,    which means certain litigation
against [you]
       can only be brought in Delaware.    However, it does not appear that
such forum
       selection clause is set forth in the proposed bylaws filed as Exhibit
3.6 or the proposed
       articles of incorporation filed as Exhibit 3.7. Please advise.
Proposal 2: The Business Combination Proposal
Recommendation of the ROCL Board of Directors and Reasons for the Business Combination, page 114

3.     We note your updated disclosure on pages 117, 120 and 121 indicating that the
       projections were prepared assuming the new processing plant will commence
       operations by Q2 of 2025. However, this updated projection does not appear to be consistent with the timing in which the projections were prepared by New Era
       Helium   s management. In this regard, disclosure on page 120 indicates that the
       projections have not been updated. Therefore, please revise your disclosure so that it reflects the assumption applicable to the date in which the projections were prepared.
Proposal 7: The Management Equity Incentive Plan Proposal, page 136

4. Please revise here and throughout your filing to disclose the number of shares to be
       reserved for future issuance under the Combined Company   s proposed
2024 Stock
       Incentive Plan. In that regard, we note your references to
[1,500,000]    shares.

Description of the Combined Company's Securities, page 206

5. We note your response to prior comment 8, and the proposed bylaws of the Combined
       Company filed as Exhibit 3.6. Please disclose the provisions in the proposed bylaws regarding the rights of shareholders to call a special meeting and the quorum required for the transaction of business at meetings of shareholders.
Index to Financial Statements, page F-1

6. We have considered your response to prior comment 24 in our letter dated July 26,
       2024. We understand from your response that Roth CH V Holdings, Inc. ("Holdings")
       was formed on June 24, 2024 by Roth CH Acquisition V Co. ("ROCL") "for the
       specific purpose of engaging in the business combination transaction." However, it does not appear that Holdings has met the criteria to be considered a business combination related shell company because it was formed by an entity that is a shell company. We also note that Holdings is expected to succeed to the accounts of ROCL and New Era Helium Corp. in the transaction that is being contemplated. Therefore, your next amendment should include audited financial statements of Holdings as of a date within 135 days of the filing to comply with Rule 8-02 of Regulation S-X. You may omit a statement of comprehensive income for the entity if income and expense
 October 28, 2024
Page 3

       incurred through the balance sheet date are nominal and any activity is summarized in an audited note.
General

7. We note that Roth CH Acquisition V Co. did not file current reports on Form 8-K in connection with amendments 3 and 4 to the Business Combination Agreement and
       Plan of Reorganization. Please provide your analysis explaining why Roth
CH
       Acquisition V Co. is not required to file a current report on Form 8-K disclosing its entry into such amendments. Refer to Item 1.01 of Form 8-K and Exchange Act Rule
       13a-11.
8.     We note that Roth CH Acquisition V Co. filed a preliminary proxy statement on
       Schedule 14A with respect to the company   s proposal to amend its
amended and
       restated certificate of incorporation to extend the date by which the company has to consummate a business combination up to six times, each such extension for an additional one-month period, from December 4, 2024 to June 4, 2025. Please update your registration statement to disclose such information.
       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters you may contact John Hodgin at 202-
551-3699. Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Alexandria E. Kane, Esq.